UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

DUN & BRADSTREET HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26484T106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26484T106	13G

1	Names of Reporting Persons Black Knight, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (1) (See Item 4)
	6	Shared Voting Power 18,473,610 (1) (See Item 4)
	7	Sole Dispositive Power 0 (1) (See Item 4)
	8	Shared Dispositive Power 18,473,610 (1) (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,473,610 (1) (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.2% (1) (See Item 4)
12	Type of Reporting Person CO

(1)	See Item 4 of this Schedule 13G. Includes shares of common stock directly held by Black Knight InfoServ, LLC.

CUSIP No. 26484T106	13G

1	Names of Reporting Persons Black Knight Financial Services, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (1) (See Item 4)
	6	Shared Voting Power 18,473,610 (1) (See Item 4)
	7	Sole Dispositive Power 0 (1) (See Item 4)
	8	Shared Dispositive Power 18,473,610 (1) (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,473,610 (1) (See Item 4)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.2% (1) (See Item 4)
12	Type of Reporting Person CO

(1)	See Item 4 of this Schedule 13G. Includes shares of common stock directly held by Black Knight InfoServ, LLC.

CUSIP No. 26484T106	13G

1	Names of Reporting Persons Black Knight Financial Services, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (1) (See Item 4)
	6	Shared Voting Power 18,473,610 (1) (See Item 4)
	7	Sole Dispositive Power 0 (1) (See Item 4)
	8	Shared Dispositive Power 18,473,610 (1) (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,473,610 (1) (See Item 4)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.2% (1) (See Item 4)
12	Type of Reporting Person OO

(1)	See Item 4 of this Schedule 13G. Includes shares of common stock directly held by Black Knight InfoServ, LLC.

CUSIP No. 26484T106	13G

1	Names of Reporting Persons Black Knight InfoServ, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (1) (See Item 4)
	6	Shared Voting Power 18,473,610 (1) (See Item 4)
	7	Sole Dispositive Power 0 (1) (See Item 4)
	8	Shared Dispositive Power 18,473,610 (1) (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,473,610 (1) (See Item 4)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.2% (1) (See Item 4)
12	Type of Reporting Person OO

(1)	See Item 4 of this Schedule 13G.

Item 1(a).	Name of Issuer:

Dun & Bradstreet Holdings, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5335 Gate Parkway,

Jacksonville, FL 32256

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of Black Knight, Inc. (“Black Knight”), Black Knight Financial Services, Inc. (“BKFS Inc.”), Black Knight Financial Services, LLC (“BKFS LLC”), and Black Knight InfoServ, LLC (“InfoServ”) (collectively, the “Reporting Persons”). Black Knight is the sole stockholder of BKFS Inc., which in turn is the sole member of BKFS LLC, which in turn is the sole member of InfoServ.

An agreement among the Reporting Persons on behalf of which this Schedule 13G/A is filed was previously filed as an exhibit to the original Schedule 13G filing.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each Reporting Person is:

601 Riverside Avenue

Jacksonville, FL 32204

Item 2(c).	Citizenship:

Black Knight and BKFS Inc. are Delaware corporations. BKFS LLC and InfoServ are Delaware limited liability companies.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”), of the Issuer

Item 2(e).	CUSIP Number: 26484T106

Item 3.	Not applicable.

Item 4	Ownership

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2022, are incorporated herein by reference. As of December 31, 2022, Black Knight beneficially owned an aggregate of 18,473,610 shares of Common Stock (which includes all of the shares of Common Stock owned by InfoServ), representing approximately 4.2% of the shares of Common Stock outstanding (435,731,379 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 3, 2022).

Due to that certain letter agreement, dated as of June 30, 2020, by and among InfoServ, D&B Holdco, LLC, CC Star Holdings, LP, Bilcar, LLC and certain entities affiliated with Thomas H. Lee Partners, L.P. (collectively, the “Letter Agreement Parties”), the Letter Agreement Parties may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, 176,500,196 shares representing 40.1% of outstanding Common Stock based on the information concerning beneficial ownership provided to InfoServ by each of the other Letter Agreement Parties. The Letter Agreement terminates on June 30, 2023. It is the understanding of InfoServ that each of the other Letter Agreement Parties will be filing a separate Schedule 13G pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Letter Agreement. Except as disclosed herein, this Schedule 13G does not reflect any shares of Common Stock beneficially owned by the other Parties.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The responses of the Reporting Persons to Item 4 is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Black Knight, Inc.

By:	/s/ Colleen E. Haley
Name: Colleen E. Haley
Title: Senior Vice President and Corporate Secretary

Black Knight Financial Services, Inc.

By:	/s/ Colleen E. Haley
Name: Colleen E. Haley
Title: Senior Vice President and Corporate Secretary

Black Knight Financial Services, LLC

By:	/s/ Colleen E. Haley
Name: Colleen E. Haley
Title: Senior Vice President and Corporate Secretary

Black Knight InfoServ, LLC

By:	/s/ Colleen E. Haley
Name: Colleen E. Haley
Title: Senior Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to the Reporting Persons’ Schedule 13G filed on February 14, 2022).